United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Nova Lima, Minas Gerais, Brazil

# Interim Financial Statements

## September 30, 2025

2

Report of independent registered
public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim
financial statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of September 30, 2025, and the related condensed consolidated interim income statement and statement of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and September 30, 2024 and the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and September 30, 2024, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended (not presented herein), and in our report dated February 19, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, October 30, 2025

/s/PricewaterhouseCoopers
Auditores Independentes Ltda.

3

Consolidated Interim Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Net operating revenue	4(b)	10,420	9,553	27,343	27,932
Cost of goods sold and services rendered	5(a)	(6,632)	(6,281)	(18,168)	(17,997)
Gross profit		3,788	3,272	9,175	9,935

Operating expenses
Selling and administrative	5(b)	(158)	(139)	(434)	(416)
Research and development		(151)	(192)	(433)	(537)
Pre-operating and operational stoppage	25	(50)	(89)	(211)	(272)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(370)	1,144	(755)	2,148
Other operating expenses, net	5(c)	(268)	(321)	(748)	(860)
Operating income		2,791	3,675	6,594	9,998

Financial income	6	148	129	376	316
Financial expenses	6	(396)	(373)	(1,182)	(1,077)
Other financial items, net	6	(91)	(130)	819	(1,302)
Equity results and other results in associates and joint ventures	14 and 24	160	(574)	151	(338)
Income before income taxes		2,612	2,727	6,758	7,597

Income taxes	7	83	(336)	(532)	(750)

Net income		2,695	2,391	6,226	6,847
Net income (loss) attributable to noncontrolling interests		10	(21)	30	(13)
Net income attributable to Vale S.A.'s shareholders		2,685	2,412	6,196	6,860

Earnings per share attributable to Vale S.A.'s shareholders	8
Basic and diluted earnings per share (US$)		0.63	0.56	1.45	1.60

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Comprehensive Income

In millions of United States dollars

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Net income		2,695	2,391	6,226	6,847
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		1,019	764	5,576	(4,475)
Retirement benefit obligations		(12)	(20)	40	24
		1,007	744	5,616	(4,451)

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(546)	(88)	(1,409)	1,293
Net investment hedge	18(a.iv)	73	35	359	(223)
Reclassification of cumulative translation adjustment to income statement (i)		–	(136)	10	(1,133)
		(473)	(189)	(1,040)	(63)
Comprehensive income		3,229	2,946	10,802	2,333

Comprehensive income (loss) attributable to noncontrolling interests		(3)	4	124	11
Comprehensive income attributable to Vale S.A.'s shareholders		3,232	2,942	10,678	2,322

(i) In the nine-month period ended September 30, 2024, the effect refers substantially to the reclassification of accumulated translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk, in the amounts of US$112 and US$1,063, respectively (notes 15b and 15c).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Interim Statement of Cash Flows

In millions of United States dollars

		Nine-month period ended September 30,
	Notes	2025	2024
Cash flow from operations	9(a)	9,039	9,589
Interest on loans and borrowings paid	9(c)	(694)	(644)
Cash received on settlement of derivatives, net	18	376	94
Payments related to the Brumadinho event	23	(594)	(588)
Payments related to de-characterization of dams	25	(272)	(405)
Interest on participative shareholders' debentures paid	20	(131)	(149)
Income taxes (including settlement program) paid		(1,622)	(1,443)
Net cash generated by operating activities		6,102	6,454

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(3,817)	(4,121)
Payments related to the Samarco dam failure	24	(2,122)	(304)
Cash received (paid) from disposal and acquisition of investments, net	9(b)	1,006	2,717
Dividends received from associates and joint ventures		138	54
Short-term investment, net		194	51
Other investing activities, net		(9)	(4)
Net cash used in investing activities		(4,610)	(1,607)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	4,298	2,922
Payments of loans and borrowings to third parties	9(c)	(1,431)	(2,176)
Payments of leasing	22	(105)	(133)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(3,464)	(3,914)
Shares buyback program	28(c)	–	(409)
Net cash used in financing activities		(702)	(3,710)

Net increase in cash and cash equivalents		790	1,137
Cash and cash equivalents in the beginning of the period		4,953	3,609
Effect of exchange rate changes on cash and cash equivalents		274	(225)
Effect of transfer the Energy Assets to non-current assets held for sale and others		(115)	75
Cash and cash equivalents at end of the period		5,902	4,596

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Interim Statement of Financial Position

In millions of United States dollars

	Notes	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	19	5,902	4,953
Short-term investments	19	189	53
Accounts receivable	10	2,506	2,358
Other financial assets	13	626	53
Inventories	11	5,567	4,605
Recoverable taxes	7(e)	1,232	1,100
Other		464	359
		16,486	13,481
Non-current assets
Judicial deposits	26(c)	638	537
Other financial assets	13	416	231
Recoverable taxes	7(e)	1,771	1,297
Deferred income taxes	7(b)	8,891	8,244
Other		1,590	1,317
		13,306	11,626
Investments in associates and joint ventures	14	5,167	4,547
Intangibles	16	10,935	10,514
Property, plant, and equipment	17	45,296	39,984
		74,704	66,671
Total assets		91,190	80,152
Liabilities and shareholders equity
Current liabilities
Suppliers and contractors	12	5,651	4,234
Loans and borrowings	21	470	1,020
Leases	22	175	147
Other financial liabilities	13	996	1,543
Taxes payable	7(e)	576	574
Settlement program ("REFIS")	7(c)	430	353
Liabilities related to Brumadinho	23	814	714
Liabilities related to associates and joint ventures	24	1,188	1,844
De-characterization of dams and asset retirement obligations	25	938	833
Provisions for litigation	26(a)	148	119
Employee benefits	27	1,012	1,012
Dividends payable		–	330
Other		926	367
		13,324	13,090
Non-current liabilities
Loans and borrowings	21	17,373	13,772
Leases	22	525	566
Participative shareholders' debentures	20	2,669	2,217
Other financial liabilities	13	2,168	2,347
Settlement program ("REFIS")	7(c)	905	1,007
Deferred income taxes	7(b)	66	445
Liabilities related to Brumadinho	23	1,146	1,256
Liabilities related to associates and joint ventures	24	1,213	1,819
De-characterization of dams and asset retirement obligations	25	5,134	4,930
Provisions for litigation	26(a)	912	894
Employee benefits	27	1,212	1,118
Streaming transactions		1,988	1,882
Other		274	281
		35,585	32,534
Total liabilities		48,909	45,624
Equity	28
Equity attributable to Vale S.A.'s shareholders		41,038	33,406
Equity attributable to noncontrolling interests		1,243	1,122
Total equity		42,281	34,528
Total liabilities and equity		91,190	80,152

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Interim Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	–	33,406	1,122	34,528
Net income		–	–	–	–	–	–	6,196	6,196	30	6,226
Other comprehensive income		–	–	2,804	–	69	1,597	–	4,470	94	4,564
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(1,596)	–	–	–	(1,448)	(3,044)	(3)	(3,047)
Transaction with noncontrolling interests		–	–	–	–	(11)	–	–	(11)	–	(11)
Share-based payment program	27(a)	–	–	–	1	20	–	–	21	–	21
Balance as of September 30, 2025		61,614	1,139	19,884	(3,910)	(651)	(41,786)	4,748	41,038	1,243	42,281

Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		–	–	–	–	–	–	6,860	6,860	(13)	6,847
Other comprehensive income		–	–	(2,174)	–	55	(2,419)	–	(4,538)	24	(4,514)
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(2,364)	–	–	–	(1,608)	(3,972)	–	(3,972)
Transaction with noncontrolling interests (i)		–	–	–	–	895		–	895	(114)	781
Shares buyback program	28(b)	–	–	–	(409)	–	–	–	(409)	–	(409)
Share-based payment program	27(a)	–	–	–	2	(4)	–	–	(2)	–	(2)
Balance as of September 30, 2024		61,614	1,139	17,339	(3,911)	(828)	(42,310)	5,252	38,295	1,417	39,712

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of US$1,628 (note 15c) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of US$1,514 (note 15d).

The accompanying notes are an integral part of these interim financial statements.

8

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product. Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario) and Voisey’s Bay (located in Newfoundland and Labrador).
•	Other Energy Transition Metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

2. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

9

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 30, 2025.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2025	December 31, 2024	2025	2024	2025	2024
US Dollar ("US$")	5.3186	6.1923	5.4488	5.5454	5.6502	5.2445
Canadian dollar ("CAD")	3.8186	4.3047	3.9574	4.0660	4.0413	3.8549
Euro ("EUR")	6.2414	6.4363	6.3679	6.0918	6.3188	5.7036

b) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States of America ("USA") signed an executive order imposing tariffs on products from several countries. The program establishes country-specific import tariffs, based on a minimum rate of 10%, a level at which Brazil was set.

In July 2025, the U.S. government issued an executive order that added a 40% tariff on top of the existing 10% rate applied to Brazil. However, this new 40% tariff was partially waived for various imports, including products exported by Vale to the U.S. market. Although the Company's sales to USA are not relevant, Vale is monitoring developments and, until this date the Company does not expect any significant effects on its operations or cash flows.

3. Significant events and transactions related to the three-month period ended September 30, 2025

•	Participative shareholders’ debentures – In October 2025 (subsequent event), Vale approved the proposal for the optional acquisition of up to all of the outstanding participative shareholders’ debentures. The deadline for the debentures holders to manifest their sale intentions will close on October 31, 2025. Further details are presented in note 20 of these interim financial statements.

•	Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In September 2025, the Company completed the sale of a 70% stake in Aliança to Global Infrastructure Partners (“GIP”) for US$871. As a result, Aliança became an associate, and Vale recognized a loss of US$89 in the income statement for the three-month period ended September 30, 2025, as “Impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 15(a) to these interim financial statements.

•	Shareholder remuneration – In July 2025, the Board of Directors approved shareholder remuneration in the amount of US$1,448 (R$8,091 million), which was paid in September 2025. Further details are presented in note 28(c) of these interim financial statements.

10

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Iron ore		3,418	2,844	8,147	8,422
Iron ore pellets		512	790	1,525	2,396
Other ferrous products and logistics services		42	97	164	259
Iron Solutions		3,972	3,731	9,836	11,077

Nickel		114	(66)	356	59
Copper		614	360	1,698	995
Other Energy Transition Metals		(41)	(46)	(92)	(142)
Energy Transition Metals		687	248	1,962	912

Unallocated items (i)		(290)	(364)	(928)	(943)

Adjusted EBITDA		4,369	3,615	10,870	11,046

Depreciation, depletion and amortization		(761)	(748)	(2,245)	(2,255)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(525)	1,050	(1,245)	1,905
EBITDA from associates and joint ventures		(292)	(242)	(786)	(698)
Operating income		2,791	3,675	6,594	9,998

Equity results and other results in associates and joint ventures	14	160	(574)	151	(338)
Financial results	6	(339)	(374)	13	(2,063)
Income before income taxes		2,612	2,727	6,758	7,597

(i) Includes income (expenses) from Vale Base Metals Limited that were not allocated to the operating segment in the amount of US$(15) and US$(89) for the three and nine-month period ended September 30, 2025, respectively. (2024: US$(20) and US$ (66), respectively).

(ii) Includes adjustments of US$155 and US$490 for the three and nine-month period ended September 30, 2025, respectively, (2024: US$ 94 and US$ 243, respectively), to reflect the performance of the streaming transactions at market prices.

11

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net operating revenue by business segment and geographic area

	Three-month period ended September 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	5,431	14	—	5,445	118	117	15	250	5,695
Japan	467	75	—	542	78	—	—	78	620
Asia, except Japan and China	694	67	10	771	140	180	—	320	1,091
Brazil	242	333	188	763	14	—	5	19	782
United States of America	—	32	—	32	232	—	11	243	275
Americas, except United States and Brazil	—	55	—	55	126	—	—	126	181
Germany	72	26	—	98	75	134	—	209	307
Europe, except Germany	172	21	—	193	207	513	26	746	939
Middle East, Africa, and Oceania	—	524	—	524	6	—	—	6	530
Net operating revenue	7,078	1,147	198	8,423	996	944	57	1,997	10,420

	Three-month period ended September 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	4,645	–	–	4,645	137	94	–	231	4,876
Japan	594	75	–	669	63	–	–	63	732
Asia, except Japan and China	562	118	3	683	80	51	–	131	814
Brazil	254	435	184	873	15	–	9	24	897
United States of America	–	25	–	25	264	–	2	266	291
Americas, except United States and Brazil	–	113	–	113	56	–	–	56	169
Germany	83	61	–	144	83	186	–	269	413
Europe, except Germany	143	50	–	193	197	339	–	536	729
Middle East, Africa, and Oceania	–	625	–	625	7	–	–	7	632
Net operating revenue	6,281	1,502	187	7,970	902	670	11	1,583	9,553

(i) Includes operating revenue of China Mainland in the amount of US$5,604 (2024: US$4,770) and Taiwan in the amount of US$91 (2024: US$105).

	Nine-month period ended September 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	13,242	14	—	13,256	316	305	33	654	13,910
Japan	1,466	134	1	1,601	184	—	—	184	1,785
Asia, except Japan and China	1,762	189	18	1,969	335	395	7	737	2,706
Brazil	724	1,036	542	2,302	53	—	16	69	2,371
United States of America	—	153	—	153	653	—	38	691	844
Americas, except United States and Brazil	—	149	—	149	400	—	—	400	549
Germany	231	97	—	328	343	546	6	895	1,223
Europe, except Germany	569	67	—	636	654	1,218	37	1,909	2,545
Middle East, Africa, and Oceania	—	1,367	—	1,367	43	—	—	43	1,410
Net operating revenue	17,994	3,206	561	21,761	2,981	2,464	137	5,582	27,343

12

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	13,190	–	–	13,190	311	442	29	782	13,972
Japan	1,824	227	1	2,052	289	–	–	289	2,341
Asia, except Japan and China	1,536	269	8	1,813	234	89	–	323	2,136
Brazil	856	1,366	501	2,723	35	–	13	48	2,771
United States of America	–	128	–	128	638	–	22	660	788
Americas, except United States and Brazil	–	341	–	341	320	101	–	421	762
Germany	240	145	–	385	260	380	–	640	1,025
Europe, except Germany	649	102	–	751	496	937	21	1,454	2,205
Middle East, Africa, and Oceania	7	1,903	–	1,910	22	–	–	22	1,932
Net operating revenue	18,302	4,481	510	23,293	2,605	1,949	85	4,639	27,932

(i) Includes operating revenue of China Mainland in the amount of US$ 13,635 (2024: US$13,438) and Taiwan in the amount of US$275 (2024: US$534).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered by business segment

			Consolidated
	Three-month period ended September 30		Nine-month period ended September 30,
	2025	2024	2025	2024
Iron Ore	3,673	3,371	9,870	9,630
Iron Ore Pellets	677	747	1,813	2,191
Other ferrous products and logistics services	181	137	458	401
Iron Solutions	4,531	4,255	12,141	12,222

Nickel	871	937	2,559	2,441
Copper	437	366	1,178	1,086
Other Energy Transition Metals	60	11	135	95
Energy Transition Metals	1,368	1,314	3,872	3,622

Depreciation, depletion and amortization	733	712	2,155	2,153
Cost of goods sold and services rendered	6,632	6,281	18,168	17,997

d) Assets by geographic area

	September 30, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,715	9,219	33,848	45,782	2,046	8,847	28,706	39,599
Canada	—	1,715	9,665	11,380	—	1,666	9,452	11,118
Americas, except Brazil and Canada	—	—	4	4	—	—	3	3
Indonesia	1,867	—	64	1,931	1,885	—	61	1,946
China	—	1	3	4	—	1	4	5
Asia, except Indonesia and China	—	—	639	639	—	—	654	654
Europe	—	—	580	580	—	—	589	589
Oman	585	—	493	1,078	616	—	515	1,131
Total	5,167	10,935	45,296	61,398	4,547	10,514	39,984	55,045

13

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Services	1,297	1,136	3,515	3,367
Freight	1,358	1,312	3,521	3,434
Depreciation, depletion and amortization	733	713	2,155	2,154
Personnel	743	707	2,126	1,943
Materials	756	698	2,099	2,059
Acquisition of products	693	588	1,876	1,458
Royalties	343	325	908	961
Fuel, oil and gas	302	338	856	1,070
Energy	156	168	416	494
Others	251	296	696	1,057
Total	6,632	6,281	18,168	17,997

b) Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Personnel	65	51	186	170
Services	40	37	100	116
Depreciation and amortization	16	14	47	33
Other	37	37	101	97
Total	158	139	434	416

c) Other operating expenses, net

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Expenses related to Brumadinho event	23	(78)	(126)	(278)	(297)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	56	6	109	147
Provision for litigations	26(a)	(128)	(40)	(219)	(144)
Profit sharing program		(32)	(25)	(95)	(150)
Expenses related to socio-environmental commitments		(28)	(66)	(76)	(112)
Others		(58)	(70)	(189)	(304)
Total		(268)	(321)	(748)	(860)

14

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6. Financial results

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Financial income
Shortterm investments		120	86	313	242
Other		28	43	63	74
		148	129	376	316
Financial expenses
Loans and borrowings interest	9(c)	(258)	(197)	(708)	(566)
Bond premium repurchase	9(c)	–	(50)	(44)	(50)
Interest on supplier finance arrangements		(14)	(41)	(96)	(131)
Interest on REFIS		(23)	(21)	(65)	(72)
Taxes on financial income		(18)	(6)	(54)	(23)
Banking expenses		(22)	(13)	(49)	(88)
Interest on lease liabilities	22	(8)	(13)	(24)	(41)
Other		(53)	(32)	(142)	(106)
		(396)	(373)	(1,182)	(1,077)
Other financial items, net
Foreign exchange and indexation losses, net		(195)	(286)	(519)	(912)
Participative shareholders' debentures	20	(149)	92	(228)	15
Derivative financial instruments, net	18	253	64	1,566	(405)
		(91)	(130)	819	(1,302)
Total		(339)	(374)	13	(2,063)

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, from the application of the Pillar Two rules currently in effect.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

15

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Income before income taxes		2,612	2,727	6,758	7,597
Income taxes at statutory rate (34%)		(888)	(927)	(2,298)	(2,583)
Adjustments that affect the taxes basis:
Tax incentives		300	258	842	705
Interest on capital		275	190	724	510
Addition of tax loss carryforward related to prior periods		150	237	272	450
Unrecognized tax losses of the current period		(10)	(23)	(81)	(88)
Provision related to the Samarco	24	(11)	(336)	(114)	(345)
Tax effects arising from divestments and acquisitions, net	15	12	331	(122)	689
Equity results		49	27	101	88
Effects on tax computation of foreign operations		23	(97)	(55)	(117)
Deduction of CSLL in Brazil	7(d)	128	–	128	–
Other		55	4	71	(59)
Income taxes		83	(336)	(532)	(750)
Current tax		294	(320)	(177)	(1,692)
Deferred tax		(211)	(16)	(355)	942
Income taxes		83	(336)	(532)	(750)

b) Deferred income tax assets and liabilities

	Notes	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024		8,244	445	7,799
Effect in income statement		(413)	(82)	(331)
Other comprehensive income		–	–	–
Transfer between assets and liabilities		(65)	(65)	–
Translation adjustment		1,135	63	1,072
Transfer to held for sale (Energy Assets)	15(a)	(10)	(295)	285
Balance as of September 30, 2025		8,891	66	8,825

Balance as of December 31, 2023		9,565	870	8,695
Effect in income statement		729	(213)	942
Other comprehensive income		519	7	512
Transfer between assets and liabilities		58	58	–
Translation adjustment		(992)	(64)	(928)
Incorporations, acquisitions and divestments		(4)	308	(312)
Balance as of September 30, 2024		9,875	966	8,909

c) Income taxes - Settlement program (“REFIS”)

	September 30, 2025	December 31, 2024
Current liabilities	430	353
Non-current liabilities	905	1,007
REFIS liabilities	1,335	1,360

SELIC rate	15.00%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

16

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$7,623 as of September 30, 2025 (December 31, 2024: US$5,939), which may reduce tax losses by US$694 as of September 30, 2025 (December 31, 2024: US$596), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	September 30, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	4,193	1,898	6,091	3,387	1,608	4,995
Expenses of interest on capital	1,571	–	1,571	1,262	–	1,262
Proceeding related to income tax paid abroad	525	–	525	427	–	427
Goodwill amortization	927	80	1,007	743	62	805
Payments to Renova Foundation (iv)	707	287	994	301	351	652
Other	393	–	393	415	–	415
	8,316	2,265	10,581	6,535	2,021	8,556

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil (v)	–	–	–	154	–	154
	–	–	–	154	–	154

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

(iv) In October 2025 (subsequent event), the Company received a tax assessment notice related to the 2020 fiscal year, in the amount of US$334.

(v) Based on an administrative decision issued by the Brazilian Administrative Council of Tax Appeals (CARF) in July 2025, the amount was partially settled (US$56), while the remaining balance (US$128) was reversed from liabilities, impacting the “income taxes” line in the results for the three- and nine-month periods ended September 30, 2025.

e) Recoverable and taxes payables

	Consolidated
	Current assets		Non-current assets		Current liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Value-added tax ("ICMS")	277	260	19	3	61	34
Brazilian federal contributions ("PIS" and "COFINS")	175	266	1,251	975	3	12
Income taxes	766	564	501	319	311	317
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	69	63
Other	14	10	–	–	132	148
Total	1,232	1,100	1,771	1,297	576	574

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Net income attributable to Vale S.A.'s shareholders	2,685	2,412	6,196	6,860

Thousands of shares
Weighted average number of common shares outstanding	4,268,779	4,269,495	4,268,773	4,276,804
Weighted average number of common shares outstanding and potential ordinary shares	4,274,808	4,274,508	4,274,801	4,281,816

Basic and diluted earnings per share (US$)	0.63	0.56	1.45	1.60

17

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities

		Nine-month period ended September 30,
	Notes	2025	2024
Cash flow from operating activities:
Income before income taxes		6,758	7,597
Adjusted for:
Equity results and other results in associates and joint ventures	14	(151)	338
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(b), 16 and 17	755	(2,148)
Changes in estimates related to the provision of Brumadinho	23	54	28
Changes in estimates related to the provision of de-characterization of dams	25	(118)	(131)
Depreciation, depletion and amortization		2,245	2,255
Financial results, net	6	(13)	2,063
Changes in assets and liabilities:
Accounts receivable	10	(50)	1,096
Inventories	11	(727)	(606)
Suppliers and contractors	12	827	321
Other assets and liabilities, net		(541)	(1,224)
Cash flow from operations		9,039	9,589

b) Cash flow from investing activities

	Nine-month period ended September 30,
	Notes	2025	2024
Proceeds from partial disposal of Aliança shares	15(a)	1,006	—
Cash paid for the acquisition of Aliança shares	15(a)	—	(493)
Proceeds from partial disposal of VODC shares	15(b)	—	600
Proceeds from the partial disposal of PTVI shares	15(c)	—	155
Proceeds from the partial disposal of VBML shares	15(d)	—	2,455
Cash received (paid) from disposal and acquisition of investments, net		1,006	2,717

c) Reconciliation of cash flows from liabilities arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	8,539	337	5,916	14,792
Additions	1,830	–	2,468	4,298
Payments	(361)	(33)	(1,037)	(1,431)
Interest paid (i)	(375)	(21)	(298)	(694)
Cash flow from financing activities	1,094	(54)	1,133	2,173
Transfer to held for sale (Energy Assets)	(210)	(30)	–	(240)
Effect of exchange rate	245	34	29	308
Interest accretion	542	12	256	810
Non-cash changes	577	16	285	878
September 30, 2025	10,210	299	7,334	17,843

December 31, 2023	7,474	250	4,747	12,471
Additions	1,000	–	1,922	2,922
Payments	(1,024)	(35)	(1,117)	(2,176)
Interest paid (i)	(369)	(16)	(259)	(644)
Cash flow from financing activities	(393)	(51)	546	102
Effect of exchange rate	(12)	(25)	(1)	(38)
Interest accretion	365	15	260	640
Non-cash changes	566	22	259	847
September 30, 2024	7,647	221	5,552	13,420

(i) Classified as operating activities in the statement of cash flows.

18

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Fundings in 2025

•	In the third quarter of 2025, the Company contracted loans of US$1,011 indexed to SOFR or LPR adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of US$597, indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of US$1,080 (R$6 billion), indexed to IPCA plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2 billion each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of US$861 indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of US$750 with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the third quarter of 2025, the Company settled loans of US$449.
•	In April 2025, the Company paid interest on debentures in the amount of US$28.
•	In March 2025, the Company settled loans of US$150 and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of US$329 and paid a premium of US$44, recorded as “Bond premium repurchase” in the financial results of the period.

Fundings in 2024

•	In the third quarter of 2024, the Company contracted loans of US$962 indexed to SOFR plus spread adjustments with maturities between 2027 and 2029.
•	In the second quarter of 2024, the Company (i) issued bonds of US$1 billion with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054 and (ii) contracted a loan of US$90 with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.
•	In the first quarter of 2024, the Company contracted loans of US$870 indexed to SOFR plus spread adjustments with maturities between 2024 and 2035.

Payments in 2024

•	In the third quarter of 2024, the Company (i) settled loans of US$599 and (ii) redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$970 and paid a premium of US$50, recorded as “Bond premium repurchase” in the financial results of the period.
•	In January 2024, the Company paid principal and interest of debentures, in the amount of US$46.

d) Non-cash transactions

	Nine-month period ended September 30,
	2025	2024
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	17	24

19

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10. Accounts receivable

	Notes	September 30, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		1,639	1,540
Energy Transition Metals		811	788
Other		16	19
Related parties	29(b)	95	63
Accounts receivable		2,561	2,410
Expected credit loss		(55)	(52)
Accounts receivable, net		2,506	2,358

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	September 30, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	23,334	104	+-10%	+- 242
Copper	58	9,675	+-10%	+-59

11. Inventories

	September 30, 2025	December 31, 2024
Finished products
Iron Solutions	2,997	2,493
Energy Transition Metals	705	571
	3,702	3,064

Work in progress	749	691
Consumable inventory	1,116	988

Net realizable value provision (i)	–	(138)
Total of inventories	5,567	4,605

(i) In the nine-month period ended September 30, 2025, the effect of provision for net realizable value was US$81 (2024: US$69).

20

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12. Suppliers and contractors

	Notes	September 30, 2025	December 31, 2024
Third parties		5,329	4,004
Related parties	29(b)	322	230
Total		5,651	4,234

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	September 30, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	1,346	1,343
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	6
Total carrying amount relating to Arrangements with suppliers and contractors	1,346	1,349

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the nine-month period ended September 30, 2025 and 2024 due to the Arrangements totaled, respectively, US$96 and US$131.

13. Other financial assets and liabilities

		Current		Non-Current
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	9	13
Derivative financial instruments	18	550	53	276	15
Investments in equity securities		–	–	58	54
Loans - Related parties	29(a)	76	–	73	149
		626	53	416	231
Other financial liabilities
Derivative financial instruments	18	92	197	87	428
Other financial liabilities - Related parties	29(b)	195	291	–	–
Liabilities related to the concession grants	13(a)	484	467	2,081	1,887
Other		225	588	–	32
		996	1,543	2,168	2,347

21

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Liabilities related to the concession grants

	Consolidated						Discount rate
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2025	September 30, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	1,118	2	79	(42)	185	1,342	7.26% - 11.04%	7.32% - 11.04%	32 years
Infrastructure investment	1,236	17	76	(298)	192	1,223	6.99% - 8.34%	7.43% - 8.12%	8 years
	2,354	19	155	(340)	377	2,565
Current liabilities	467					484
Non-current liabilities	1,887					2,081
Liabilities	2,354					2,565

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation, Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions for concession contracts and on December 30, 2024, the general basis for the renegotiation were agreed, aiming to promote the modernization and update of the existing contracts. This process was subject to evaluation and approval by the competent authorities, and its conformation would occur through a consensual solution discussed with the bodies involved at the Brazilian Federal Accounts Court.

As part of these general bases, Vale committed to a maximum global contribution of approximately US$1,809, for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning.

As a consequence of the new conditions of the general bases, the Company recognized, on December 31, 2024, an addition of US$256 in provision, which reflected the revised estimates regarding the amount of future disbursements required to fulfill the new contractual obligations of the railway concessions. Additionally, the liability was reduced by US$656 due to the advanced payment made by Vale, ahead of the previously planned cash flow.

However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Accounts Court, the parties were unable to reach consensus within the established deadline.

Despite ongoing discussions, the concession contracts remain in effect, the Company continues to comply with the established obligations, and remains committed to the general terms defined in the agreement signed on December 30, 2024. The Company believes its provisions remain sufficient to comply with the obligations related to the concessions; therefore, no revision was made in its balances.

22

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14. Investments in associates and joint ventures

Associates and joint ventures	Business	% ownership	December 31, 2024	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Other	September 30, 2025
Anglo American Minério de Ferro Brasil S.A.	Iron ore	15.00	663	81	(46)	–	–	1	699
Aliança Geração de Energia S.A. (i)	Energy	30.00	–	–	–	–	238	–	238
Aliança Norte Energia Participações S.A.	Energy	51.00	74	(13)	–	11	–	–	72
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	75	9	(6)	13	–	–	91
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	42	5	(4)	7	–	–	50
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	61	4	–	11	–	5	81
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	129	17	–	22	–	1	169
MRS Logística S.A.	Logistics	49.01	591	107	–	103	–	–	801
PT Vale Indonesia Tbk	Energy Transition Metals	33.88	1,885	(7)	(12)	–	–	1	1,867
Samarco Mineração S.A. (note 24)	Pellets	50.00	–	–	–	–	–	–	–
Vale Oman Distribution Center	Logistics	50.00	616	24	(55)	–	–	–	585
VLI S.A.	Logistics	29.60	341	71	(15)	57	–	–	454
Other			70	3	(1)	9	–	(21)	60
Equity results in associates and joint ventures			4,547	301	(139)	233	238	(13)	5,167
Other results in associates and joint ventures (ii)				(150)
Equity results and other results in associates and joint ventures				151

(i) It refers to the remeasurement at fair value of the remaining stake held by Vale on Aliança Geração Energia S.A., after the closing of the divestment transaction (notes 15a).

(ii) It refers substantially to the addition in the provision related to Samarco dam failure (note 24b).

23

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Aliança Geração de Energia S.A.	15(a) and 16	(89)	305	(206)	305
Vale Oman Distribution Center	15(b)	–	1,222	–	1,222
PT Vale Indonesia Tbk	15(c)	–	–	–	1,059
		(89)	1,527	(206)	2,586

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

In August 2024, the transaction was completed for the amount of US$493 (R$2,737 million), and Vale became the sole owner of Aliança. As a result, the Company recorded a gain of US$305 in the income statement for the three-month period ended September 30, 2024 as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest.

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and cash equivalents		95
Intangibles	16	828
Property, plant, and equipment	17	573
Other		40
		1,536

Liabilities assumed
Loans and borrowings	9(c)	245
Deferred income taxes	7(b)	312
Other		140
		697
Net assets acquired		839

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired resulted in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		493
Fair value of the 55% stake previously held by Vale		603
Total [A]		1,096

Fair value of net assets acquired		1,096
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(257)
Total net assets [B]		839

Goodwill [A-B]	16	257

24

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In March 2025, the Company signed a binding agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant.

As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of US$117 in the income statement for the three-month period ended March 31, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to the goodwill (note 16) arising from the acquisition of Aliança.

In September 2025, the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant were transferred from Vale S.A. to Aliança and, the Company concluded the transaction for the amount of US$871, comprised by a cash inflow of US$1,006, net of a reduction of US$135 in the remaining investment in Aliança due to a loan assumed by the investee in the context of the transaction.

As a result of the transaction, Vale recognized a loss of US$89 in the income statement for the three-month period ended September 30, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", and lost control over Aliança. Consequently, the Company will no longer consolidate Aliança, with the remaining interest accounted for as an associate by the equity method.

The effects of this transaction are summarized below:

September, 2025
Cash received	1,006
Fair value of 30% interest retained	238
(-) Derecognition of Aliança’s net assets	(1,333)
Loss on the transaction	(89)

b) Divestment on Vale Oman Distribution Center (“VODC”) – In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for US$600 million. The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112. The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	600
Derecognition of VODC’s net assets	(45)
Gain on sale of equity interest	555

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	600
Derecognition of VODC’s net assets	(45)
Gain on remeasurement of equity interest	555

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	112
Gain on the transaction recorded in the income statement	1,222

25

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received US$155 for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

As result, in June 2024, the Company recognized a gain of US$1,059 in the income statement as "Other operating expenses, net". This gain was due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661. The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	155
Fair value of 33.9% interest retained (i)	1,910

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(3,697)
Gain on derecognition of noncontrolling shareholders	1,628
Gain on the reclassification of cumulative translation adjustments	1,063
Gain on the transaction recorded in the income statement	1,059

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

d) Strategic partnership in the Energy Transition Metals business – In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for US$2,455, which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of US$895, of which US$1,514 was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

16. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		3,038	6,942	84	450	10,514
Additions		–	239	24	–	263
Disposals		–	(4)	–	–	(4)
Amortization		–	(206)	(33)	–	(239)
Impairment	15(a)	(117)	–	–	–	(117)
Transfer to held for sale (Energy Assets)	15(a)	(131)	(770)	–	(3)	(904)
Translation adjustment		259	1,080	12	71	1,422
Balance as of September 30, 2025		3,049	7,281	87	518	10,935
Cost		3,049	9,256	666	518	13,489
Accumulated amortization		–	(1,975)	(579)	–	(2,554)
Balance as of September 30, 2025		3,049	7,281	87	518	10,935

Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Additions		–	127	46	–	173
Disposals		–	(5)	–	(5)	(10)
Amortization		–	(197)	(42)	–	(239)
Acquisition of Aliança		257	824	–	4	1,085
Translation adjustment		(190)	(837)	(9)	(63)	(1,099)
Balance as of September 30, 2024		3,330	7,601	99	511	11,541
Cost		3,330	9,329	634	511	13,804
Accumulated amortization		–	(1,728)	(535)	–	(2,263)
Balance as of September 30, 2024		3,330	7,601	99	511	11,541

26

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17. Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions (i)		–	–	–	–	–	54	–	3,490	3,544
Disposals and impairments		(20)	(35)	(4)	(7)	(9)	–	(4)	(424)	(503)
Assets retirement obligation	25(b)	–	–	–	3	–	–	–	–	3
Depreciation, depletion and amortization		(340)	(445)	(455)	(326)	(116)	(108)	(273)	–	(2,063)
Transfer to held for sale (Energy Assets)	15(a)	(24)	(306)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		1,224	1,166	453	417	348	38	246	1,270	5,162
Transfers		783	1,236	976	(542)	166	–	350	(2,969)	–
Balance as of September 30, 2025		10,278	9,701	4,650	4,091	2,477	607	2,463	11,029	45,296
Cost		17,816	15,816	11,084	14,674	4,397	1,543	5,654	11,029	82,013
Accumulated depreciation		(7,538)	(6,115)	(6,434)	(10,583)	(1,920)	(936)	(3,191)	–	(36,717)
Balance as of September 30, 2025		10,278	9,701	4,650	4,091	2,477	607	2,463	11,029	45,296

Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Additions (i)		–	–	–	–	–	(1)	–	4,178	4,177
Disposals		(5)	(24)	(9)	(7)	(4)	–	(1)	(106)	(156)
Assets retirement obligation	25(b)	–	–	–	(100)	–	–	–	–	(100)
Depreciation, depletion and amortization		(331)	(407)	(523)	(321)	(117)	(131)	(243)	–	(2,073)
Acquisition of Aliança		27	87	329	2	–	4	51	73	573
Deconsolidation of VODC		–	(9)	(98)	(9)	–	(525)	–	(16)	(657)
Translation adjustment		(968)	(930)	(327)	(413)	(287)	(34)	(183)	(948)	(4,090)
Transfers		557	923	503	179	97	–	232	(2,491)	–
Balance as of September 30, 2024		9,399	8,879	4,325	6,256	2,301	672	2,340	11,898	46,070
Cost		16,539	14,539	10,338	14,876	4,029	1,431	5,159	11,898	78,809
Accumulated depreciation		(7,140)	(5,660)	(6,013)	(8,620)	(1,728)	(759)	(2,819)	–	(32,739)
Balance as of September 30, 2024		9,399	8,879	4,325	6,256	2,301	672	2,340	11,898	46,070

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

27

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	September 30, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	792	167	52	601
Commodities price risk	34	12	16	23
Embedded derivatives	–	–	–	1
Total	826	179	68	625

Net exposure

	September 30, 2025	December 31, 2024
Foreign exchange and interest rate risk	625	(549)
Commodities price risk	22	(7)
Embedded derivatives	–	(1)
Total	647	(557)

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Foreign exchange and interest rate risk	226	69	1,547	(400)
Commodities price risk	27	(5)	18	(6)
Embedded derivatives	–	–	1	1
Total	253	64	1,566	(405)

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Nine-month period ended September 30,
	2025	2024
Foreign exchange and interest rate risk	387	86
Commodities price risk	(11)	8
Total	376	94

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$ 9.394	US$ 11.490	625	(549)	210	303	112

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	625	(858)	(2,341)
US$ interest rate inside Brazil decrease	625	480	312
Brazilian interest rate increase	625	290	15
TJLP interest rate decrease	625	623	620
IPCA index decrease	625	390	185
SOFR interest rate decrease	625	596	567

28

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	18,418,875	24,050,625	11	11	–	11	–

Forward Freight Agreement (days)
Freight forwards	2,760	3,240	12	(11)	–	12	–

Fixed price nickel sales protection (ton)
Nickel forwards	2,208	4,978	(1)	(7)	(1)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	11	(93)	(343)
Forward Freight Agreement (days)	Decrease in freight price	12	(4)	(19)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(1)	(12)	(22)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(1)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	–	–

a.iv) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Net investments hedge	73	35	359	(223)

29

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Credit risk management

b.i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	September 30, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	784	2	391	1
A1	1,859	150	1,874	28
A2	269	96	520	13
A3	1,082	65	709	2
Baa1	–	–	1	–
Baa2	4	–	4	–
Baa3	34	–	–	–
Ba1 (i)	1,225	270	719	18
Ba2 (i)	834	243	788	6
	6,091	826	5,006	68

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

30

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		September 30, 2025				December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		5,902	–	–	5,902	4,953	–	–	4,953
Short-term investments (ii)		–	–	189	189	–	–	53	53
Derivative financial instruments	18	–	–	550	550	–	–	53	53
Accounts receivable	10	240	–	2,266	2,506	374	–	1,984	2,358
		6,142	–	3,005	9,147	5,327	–	2,090	7,417
Non-current
Judicial deposits	26(c)	638	–	–	638	537	–	–	537
Restricted cash	13	9	–	–	9	13	–	–	13
Derivative financial instruments	18	–	–	276	276	–	–	15	15
Investments in equity securities	13	–	58	–	58	–	54	–	54
		647	58	276	981	550	54	15	619
Total of financial assets		6,789	58	3,281	10,128	5,877	54	2,105	8,036

Financial liabilities
Current
Suppliers and contractors	12	5,651	–	–	5,651	4,234	–	–	4,234
Derivative financial instruments	18	–	–	92	92	–	–	197	197
Loans and borrowings	21	470	–	–	470	1,020	–	–	1,020
Leases	22	175	–	–	175	147	–	–	147
Liabilities related to the concession grants	13(a)	484	–	–	484	467	–	–	467
Other financial liabilities - Related parties	29	195	–	–	195	291	–	–	291
Other financial obligations	13	225	–	–	225	588	–	–	588
		7,200	–	92	7,292	6,747	–	197	6,944
Non-current
Derivative financial instruments	18	–	–	87	87	–	–	428	428
Loans and borrowings	21	17,373	–	–	17,373	13,772	–	–	13,772
Leases	22	525	–	–	525	566	–	–	566
Participative shareholders' debentures	20	–	–	2,669	2,669	–	–	2,217	2,217
Liabilities related to the concession grants	13(a)	2,081	–	–	2,081	1,887	–	–	1,887
Other financial obligations		–	–	–	–	32	–	–	32
		19,979	–	2,756	22,735	16,257	–	2,645	18,902
Total of financial liabilities		27,179	–	2,848	30,027	23,004	–	2,842	25,846

(i) Includes US$2,137 (2024: US$1,709) denominated in R$, US$3,439 (2024: US$3,048) denominated in US$ and US$326 (2024: US$196) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

31

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

		September 30, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		34	155	–	189	53	–	–	53
Derivative financial instruments	18	–	826	–	826	–	68	–	68
Accounts receivable	10	–	2,266	–	2,266	–	1,984	–	1,984
Investments in equity securities	13	–	58	–	58	–	54	–	54
		34	3,305	–	3,339	53	2,106	–	2,159

Financial liabilities
Derivative financial instruments	18	–	179	–	179	–	625	–	625
Participative shareholders' debentures	20	–	2,669	–	2,669	–	2,217	–	2,217
		–	2,848	–	2,848	–	2,842	–	2,842

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	September 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,731	8,026	7,267	7,245
Debentures	2,480	2,463	1,272	1,275
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	148	149	185	185
Basket of currencies and bonds in US$ indexed to SOFR	150	157	152	155
Debt contracts in the international market in:
US$, with variable and fixed interest	6,786	7,061	5,844	5,922
Other currencies, with fixed interest	55	58	63	64
Other currencies, with variable interest	493	468	9	8
Total	17,843	18,382	14,792	14,854

20. Participative shareholders’ debentures

					Financial result
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,		Liabilities
	2025	2024	2025	2024	2025	2024	September 30, 2025	December 31, 2024
Participative shareholders’ debentures	36.54	33.74	(149)	92	(228)	15	2,669	2,217

On October 6th, 2025 (subsequent event), Vale approved the proposal for the optional acquisition of up to all outstanding participative shareholders' debentures. The deadline for the debentures holders to manifest their sale intentions will close on October 31, 2025. This initiative aims to optimize Vale’s capital structure through financial liability management, while reinforcing the Company’s capital allocation strategy.

On October 1st, 2025 (subsequent event), the Company made a payment of remuneration to debenture holders in the amount of US$112 for the first semester of 2025 (2024: US$97 for the first semester of 2024).

On April 1st, 2025, the Company made a payment of remuneration to debenture holders in the amount of US$131 for the second semester of 2024 (2024: US$149 for the second semester of 2023).

32

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.06%	–	–	7,607	7,187
R$ Debentures	7.11%	58	68	2,360	1,191
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.64%	45	41	103	143
Basket of currencies and bonds in US$ indexed to SOFR	5.85%	–	–	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.26%	105	716	6,624	5,042
Other currencies, with fixed interest	4.83%	12	11	43	50
Other currencies, with variable interest	2.76%	5	–	486	9
Accrued charges		245	184	–	–
Total		470	1,020	17,373	13,772

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

b) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2025	225	306
2026	124	687
2027	1,702	927
2028	988	879
From 2029 to 2031	5,821	2,081
2032 onwards	8,738	4,472
Total	17,598	9,352

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

33

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22. Leases

a) Right of use

	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 15a)	Translation adjustment	September 30, 2025
Ports	51	–	(20)	–	5	36
Vessels	353	20	(37)	–	–	336
Pelletizing plants	109	(7)	(24)	–	18	96
Properties	94	31	(13)	(37)	14	89
Energy plants	28	–	(5)	–	–	23
Others	25	10	(9)	–	1	27
Total	660	54	(108)	(37)	38	607

b) Leases liabilities

	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	September 30, 2025
Ports	54	–	(17)	2	–	4	43
Vessels	356	20	(47)	10	–	–	339
Pelletizing plants	126	(7)	(11)	5	–	21	134
Properties	107	31	(16)	4	(37)	15	104
Energy plants	43	–	(3)	2	–	1	43
Others	27	10	(11)	1	–	10	37
Total	713	54	(105)	24	(37)	51	700
Current liabilities	147						175
Non-current liabilities	566						525
Total	713						700

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$77 recorded in the income statement in the nine-month period ended September 30, 2025 (2024: US$190).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	7	14	1	1	18	41	1 to 18	4% to 5%
Vessels	17	62	61	51	188	379	1 to 8	3% to 4%
Pelletizing plants	26	35	24	24	28	137	1 to 8	2% to 6%
Properties	6	21	20	20	46	113	1 to 14	2% to 6%
Energy plants	2	6	5	5	34	52	1 to 5	5%
Others	4	14	10	7	2	37	1 to 5	3% to 6%
Total	62	152	121	108	316	759

34

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Integral Reparation Agreement	2	8	32	59
Other obligations	(7)	(56)	(86)	(87)
Incurred expenses	(76)	(79)	(232)	(278)
Insurance	3	1	8	9
Expenses related to Brumadinho event	(78)	(126)	(278)	(297)

Changes in the provision in the period

	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2025
Integral Reparation Agreement
Payment obligations	304	(5)	36	(95)	44	284
Provision for socio-economic reparation and others	327	(15)	37	(53)	52	348
Provision for social and environmental reparation	533	(12)	67	(190)	82	480
	1,164	(32)	140	(338)	178	1,112
Other obligations
Tailings containment, geotechnical safety and environmental reparation	504	10	55	(120)	81	530
Individual indemnification	49	9	8	(33)	6	39
Other	253	67	20	(103)	42	279
	806	86	83	(256)	129	848
Liability	1,970	54	223	(594)	307	1,960

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.58% on September 30, 2025.

35

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude Expert. A decision from the Court is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") has been pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

36

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$330 (R$1,800 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$715 (R$3,900 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately US$550 (R$3,000 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

37

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The total amount of the Definitive Settlement is US$31.7 billion (R$170 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	US$7.9 billion (R$38 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	US$18 billion (R$100 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	US$5.8 billion (R$32 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

b) Provision related to the Samarco dam failure

The Company recognized an addition to the provision in the amount of US$182 in the nine-month period ended September 30, 2025, substantially related to a revision on the costs to complete individual indemnification programs. The changes on the provision are presented below:

Total
Balance as of December 31, 2024	3,663
Changes in estimates	182
Monetary and present value adjustments	153
Disbursements	(2,122)
Translation adjustments	525
Balance as of September 30, 2025	2,401

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 7.18% on September 30, 2025.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks. On the first week of July, it was held a case management conference in anticipation of a possible 2nd stage trial. BHP’s deadline for submitting a complementation of its response is currently ongoing.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

38

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$1,124 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. With the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Settlement, their lawsuit was discontinued, with the attachment being reduced to US$877 (EUR745.4 million). In July 2025, a case management conference was held to establish the procedural timeline. The Court has decided that the proceedings will be divided into 3 stages: (i) for the exam of the Court’s jurisdiction on the case; (ii) if accepted the jurisdiction, the general exam of the companies’ liability defenses, (iii) if accepted the companies’ liability, a third stage trial will be held to assess the individual damages of the claimants. Vale’s deadline is currently ongoing to present its jurisdiction application, and a hearing is expected to be held in 2026.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR was to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations for mitigation, remediation, and compensation of damages.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund for the reparation and compensation programs capped at US$1 billion from 2024 to 2030, of which US$365 has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

In August 2025, Samarco's judicial reorganization process was concluded by decision of the 2nd Business Court of the District of Belo Horizonte, with a favorable opinion from the Public Prosecutor's Office of the State of Minas Gerais, which concluded that the judicial reorganization had fulfilled its purpose. Samarco will continue to comply with the remaining obligations, in accordance with the terms and deadlines established.

39

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Three-month period ended September 30,		Nine-month period ended September 30,
	Reference	2025	2024	2025	2024
De-characterization of upstream geotechnical structures	25(a)	53	–	118	131
Obligation for asset decommissioning	25(b)	3	6	(9)	38
Environmental obligations	25(b)	–	–	–	(22)
Total		56	6	109	147

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		2,213	3,106	444	5,763
Changes in estimates - amounts for closed plants charged to the income statement		(118)	9	–	(109)
Changes in estimates – capitalized value for operational plants		–	3	21	24
Disbursements		(272)	(148)	(123)	(543)
Monetary and present value adjustments		132	110	21	263
Transfer to assets held for sale	15(a)	–	(2)	(22)	(24)
Translation adjustments		351	290	57	698
Balance as of September 30, 2025		2,306	3,368	398	6,072

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.36% to 7.34%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity of engineering projects, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$10 and US$31 for the three and nine-month period ended September 30, 2025, respectively (2024: US$36 and US$108, respectively). The Company is working on legal and security to resume operations.

40

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Liability by geographical area
Brazil	1,983	1,784	7.22%	7.38%	2132	2132
Canada	1,509	1,520	1.62%	1.44%	2152	2152
Oman	142	142	3.35%	3.66%	2035	2035
Other regions	132	104	2.59%	2.77%	-	-
	3,766	3,550
Operating plants	2,771	2,509
Closed plants	995	1,041
	3,766	3,550

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,114 as of September 30, 2025 (December 31, 2024: US$1,091), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below. In addition, the tax litigation related to income tax and social contribution is presented in note 7(d).

a) Provision for legal and administrative proceedings

Effects in income statements

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Tax litigations	(64)	(13)	(66)	(18)
Civil litigations	(7)	(1)	32	(19)
Labor litigations	(57)	(26)	(153)	(104)
Environmental litigations	–	–	(31)	(3)
Total	(128)	(40)	(218)	(144)

41

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	201	290	482	40	1,013
Additions and reversals, net	66	(32)	153	31	218
Payments	(19)	(166)	(75)	(30)	(290)
Indexation and interest	11	27	31	1	70
Transfer to held for sale and payables taxes	(79)	(5)	–	(27)	(111)
Translation adjustment	31	38	87	4	160
Balance as of September 30, 2025	211	152	678	19	1,060

Balance as of December 31, 2023	90	380	514	15	999
Additions and reversals, net	18	19	104	3	144
Payments	(12)	(67)	(87)	–	(166)
Indexation and interest	12	22	2	1	37
Acquisition of Aliança Energia	–	6	–	27	33
Translation adjustment	(11)	(45)	(59)	(1)	(116)
Balance as of September 30, 2024	97	315	474	45	931

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	September 30, 2025	December 31, 2024
Tax litigations	7,113	5,995
Civil litigations	1,915	1,274
Labor litigations	371	292
Environmental litigations	1,215	1,050
Total	10,614	8,611

The relevant developments since the financial statements for the year ended December 31, 2024 are presented as follow:

Civil litigations - Public civil action in the Tamanduá Mine

In August 2025, the Brazilian Federal Attorney General’s Office filed a public civil action against Vale in the Brazilian Federal Regional Court of the 6th Region, alleging irregular exploitation of the Tamanduá Mine, located in Nova Lima (MG). The claim amount is US$392, and the risk of loss in this proceeding was classified as possible as of September 30, 2025.

c) Judicial deposits

	September 30, 2025	December 31, 2024
Tax litigations	395	338
Civil litigations	109	78
Labor litigations	121	110
Environmental litigations	13	11
Total	638	537

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$3.5 billion (December 31, 2024: US$2.9 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

42

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Payroll, related charges and other remunerations		895	934	—	–
Charges related to share-based payments	27(a)	48	16	—	–
Employee post retirement obligation	27(b)	69	62	1,212	1,118
		1,012	1,012	1,212	1,118

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the nine-month period ended September 31, 2025 is shown below:

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	10.13	12.02	15.94

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the nine-month period ended September 30, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 06, 2025	April 29, 2024	January 2, 2023
Share price	9.31	12.49	16.60
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	93.83%	87.71%	69.17%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	September 30, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	860	–	1,071	–
Interest income	51	–	69	–
Changes on asset ceiling	17	–	(76)	–
Translation adjustment	116	–	(204)	–
Balance at end of the period	1,044	–	860	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,566)	(2,047)	(3,346)	(1,923)
Fair value of assets	4,748	766	4,316	743
Effect of the asset ceiling	(1,044)	–	(860)	–
Assets (liabilities)	138	(1,281)	110	(1,180)

Current liabilities	11	(69)	–	(62)
Non-current assets (liabilities) (i)	127	(1,212)	110	(1,118)
Assets (liabilities)	138	(1,281)	110	(1,180)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

43

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28. Equity

a) Share capital

As of September 30, 2025, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	394,476,482	–	394,476,482
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	267,178,371	–	267,178,371
Total shareholders with more than 5% of capital	948,001,908	–	948,001,908
Free floating	3,320,778,233	–	3,320,778,233
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,780,141	12	4,268,780,153
Shares in treasury	270,227,427	–	270,227,427
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in the BlackRock, Inc.’s Schedule 13F, filed with the SEC on August 14, 2025 and Bradesco's database estimate on June 30, 2025.

b) Share buyback program

In February 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	17,413,659	–	240
Acquired by wholly owned subsidiaries	–	11,645,514	–	169
Total	–	29,059,173	–	409

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

Remuneration approved in the nine-month period ended September 30, 2025

•	On July 31, 2025, the Board of Directors approved JCP to its shareholders in total amount of US$1,448 (R$8,091 million), which was paid in September 2025 as an anticipation of the remuneration for the year ending on December 31, 2025.
•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of US$1,596 (R$9,143 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.

44

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Remuneration approved in the nine-month period ended September 30, 2024

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of US$1,608 (R$8,940 million), as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of US$2,364 (R$11,722 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Three-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(12)	–
Pelletizing companies (i)	–	(30)	(8)	–	(81)	(6)
MRS Logística S.A.	–	(126)	–	–	(124)	–
Norte Energia S.A.	–	(21)	–	–	(23)	–
Other	3	(73)	–	7	(1)	–
	3	(250)	(8)	7	(241)	(6)
Associates
VLI	62	(10)	(2)	85	(13)	(1)
PTVI	–	(171)	–	–	(203)	–
Anglo American	–	(96)	2	–	–	–
Other	–	–	–	–	(1)	–
	62	(277)	–	85	(217)	(1)
Shareholders
Bradesco	–	–	44	–	–	36
Mitsui	22	–	–	59	–	–
Cosan	–	–	–	2	–	–
Banco do Brasil	–	–	–	–	–	–
	22	–	44	61	–	36
Total	87	(527)	36	153	(458)	29

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

45

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(63)	–
Pelletizing companies (i)	–	(59)	(28)	–	(233)	(22)
MRS Logística S.A.	–	(340)	–	–	(340)	–
Norte Energia S.A.	–	(49)	–	–	(54)	–
Other	19	(200)	–	24	(8)	(3)
	19	(648)	(28)	24	(698)	(25)
Associates
VLI	227	(32)	(4)	276	(23)	(2)
PTVI	–	(468)	–	–	(203)	–
Anglo American	–	(144)	9	–	–	–
Other	–	–	(3)	–	(2)	3
	227	(644)	2	276	(228)	1
Shareholders
Bradesco	–	–	278	–	–	(194)
Mitsui	83	–	–	176	–	–
Cosan	8	(16)	–	2	(3)	–
Banco do Brasil	–	–	–	–	–	1
	91	(16)	278	178	(3)	(193)
Total	337	(1,308)	252	478	(929)	(217)

b) Outstanding balances with related parties

	Assets
	September 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	34
MRS Logística S.A.	–	–	37	–	13	32
Other	–	5	–	–	5	–
	–	5	37	–	18	66
Associates
VLI	–	54	–	–	19	–
PTVI	–	1	–	–	–	–
Anglo American	–	–	168	–	–	149
Other	–	–	4	–	–	1
	–	55	172	–	19	150
Shareholders
Bradesco	804	–	151	261	–	16
Banco do Brasil	30	–	–	22	–	–
Mitsui	–	14	–	–	7	–
Cosan	–	–	–	–	3	–
	834	14	151	283	10	16
Pension plan	–	21	–	–	16	–
Total	834	95	360	283	63	232

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

46

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	September 30, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	88	195	49	291
MRS Logística S.A.	22	–	32	–
Other	66	–	66	–
	176	195	147	291
Associates
VLI	2	110	2	47
PTVI	64	–	67	–
Anglo American	58	–	–	–
Other	22	–	2	–
	146	110	71	47
Shareholders
Bradesco	–	26	–	163
Cosan	–	–	1	–
	–	26	1	163
Pension plan	–	–	11	–
Total	322	331	230	501

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the nine-month period ended September 30, 2025, the compensation of the Company’s key management personnel was US$27 (2024: US$21).

47

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 30, 2025		Director of Investor Relations